UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported) May 5, 2006

Atlas America, Inc.
(Exact name of registrant as specified in its chapter)

Commission file number 333-112653

DELAWARE	51-0404430
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

311 Rouser Road
Moon Township, PA	15108
(Address of principal executive office)	(Zip Code)

Registrant’s telephone number, including area code: 412-262-2830

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ]	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14-12)

[ ]	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (27 CFR 240.14d-2(b))

[ ]	Pre-commencement communications pursuant to Rule 13e-4 (C) under the Exchange Act (27 CFR 240.13e-4(c))

Item 2.02
Results of Operations and Financial Condition.
On May 4, 2006 the Registrant issued a press release regarding its earnings for the second fiscal quarter ended March 31, 2006. The information in this Current Report, including the exhibit hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

A copy of this press release issued by the Registrant is provided herewith as an Exhibit and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits
(c) Exhibits
99.1 Press Release dated May 4, 2006 - Earnings for the quarter ended March 31, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Atlas America, Inc.

Date: May 5, 2006	By: /s/Matthew A. Jones
Matthew A. Jones
Chief Financial Officer